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                                                               EXHIBIT 99(d)(13)


                                                                   March 1, 2001

J.P. MORGAN       VIA FACSIMILE (310) 478-3987
INVESTMENT
                  Mr. Mark A. Stefanek
                  Chief Financial Officer
                  Westfield America, Inc.
                  11601 Wilshire Boulevard
                  12th Floor
                  Los Angeles, California 90025-1748

                  RE: MONTGOMERY MALL
                      BETHESDA, MARYLAND

Dear Mark:

The purpose of this letter of intent is to set forth the general terms and conditions under which J. P. Morgan Investment Management Inc., on behalf of Morgan Guaranty Trust Company of New York as trustee, agent or investment manager for various collective investment funds, employee benefit plans, foundations, endowments and other investors, or its designee (herein, collectively, "Morgan"), would be prepared to enter into an agreement with affiliates of Westfield America, Inc. ("Westfield") for the purpose of subscribed for a fifty percent (50%) interest as a limited partner in Montgomery Mall Limited Partnership (the "Partnership"), which is the fee owner of the property referenced above (the "Property").

1. The subscription amount will be Two Hundred Eighty-Two Million Five Hundred Thousand dollars, ($282,500,000), inclusive of existing debt, payable at Closing, in cash or by wire transfer, in immediately available funds.

     Morgan will subscribe for a 50% interest in the Partnership, which will own a 100% fee interest in the Property. The remaining 50% interest in the Partnership will be held by Westfield via its operating partnership. The Partnership will make identical recourse loans to both Westfield and Morgan, having a term of at least seven years, with the aggregate principal amount being equal to Morgan's cash subscription amount. The subscription shall be made under the term of a Representations and Warranties Agreement substantially the same as that used for the existing joint venture (the "VF-UTC Venture") relating to Westfield Shoppingtowns Valley Fair and UTC, between affiliates of Westfield and

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MARK A. STEFANEK
MARCH 1, 2001
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     Morgan. It is intended that the recapitalization of the Partnership be structured so as to qualify for non-recognition treatment for U.S. income tax purposes.

2. Morgan acknowledges the Property is subject to existing debt in the amount of $159,000,000 (157.1 million current balance) in favor of Prudential and New York Life which has a fixed interest rate of 7.72% and matures on June 15, 2010. This purchase is contingent on Westfield obtaining, to the extent necessary, the consent of all lenders to Morgan's acquisition of the Partnership interest described herein. The terms and conditions of the existing debt must be reasonably satisfactory to Morgan. Westfield shall be responsible for and pay directly (without capital account credit) all third party transaction and closing costs and assignment fees, if any, associated with the existing mortgage loan. Westfield's operating partnership will guarantee the entire amount of the existing mortgage debt on the Property.

3. A Capital Account will be established for the partners, the balance of which from time to time will be equal to such partner's cumulative equity contributions and retained income and less any cash distributions made to such partner.

     Cash flow and capital distributions (i.e. sale or refinance) shall be distributed to the member's on a pari passu basis in accordance with their respective interests in the Partnership.

     Future capital required for any approved capital expenditures (e.g. expansion, renovations, maintenance) will be contributed 50% by Morgan and 50% by Westfield on a pari passu basis, subject to approval rights contained in the Partnership. Notwithstanding the foregoing, Westfield agrees to fund all required capital, without Capital Account credit, to lease to full occupancy (i.e. 100%) the former JCPenney anchor store space now occupied by Hecht's Home Store and approximately 63,500 square feet of in-line retail space.

4. Westfield Corporation, Inc. will manage the Property under the terms of a management agreement that will be the same in substance as that used for the VF-UTC Venture.

     Westfield Corporation, Inc. will provide required development and development leasing services to the Partnership in connection with any future renovation or


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MARK A. STEFANEK
MARCH 1, 2001
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     expansion of the Property subject to development and leasing agreements that will be the same in substance as those used for the VF-UTC Venture.

5. An affiliate of Westfield will be the sole general partner of the Partnership. Upon the closing of Morgan's subscription for its interest in the Partnership, the Partnership's partnership agreement will be amended and restated. Except to the extent inconsistent with this letter of intent, the amended and restated partnership agreement will be the same in substance as the limited liability company agreement used for the VF-UTC Venture.

6. Subsequent to March 1, 2004, Morgan will have the benefit of a liquidity option, on similar terms as that acquired by Morgan in connection with the VF-UTC Venture (as recently agreed to be modified), pursuant to which Morgan will be permitted to put its interest in the Property to Westfield in exchange for common stock of Westfield which, under the terms of a separate agreement, will be exchangeable for ordinary units of Westfield America Trust.

7. Morgan and Westfield will be able to exit the Partnership by mutually agreeing to sell the Property, or (subsequent to March 1, 2004) through a required sale of the Property or buy-sell provisions to the same effect as those included in the documentation for the VF-UTC Venture (but for which purpose the time period specified in the Right of First Refusal described in such provisions shall be extended from 120 days to 180 days). Neither the required sale provisions nor the buy-sell provisions shall be invoked during the pendency of or for a period of one year following the sale of either property in the VF-UTC Venture under similar provisions in the documentation for the VF-UTC Venture.

8. Westfield will cooperate fully with Morgan in providing books, records and other documentation for review, including but not limited to all leases and related documents, working drawings, plans and specifications, surveys, appraisals, engineers' reports, environmental reports, insurance policies, service contracts, real estate tax receipts and annual operating statements.

     Westfield will provide access to the Property for all physical inspections required by Morgan, which shall be conducted at Morgan's expense. Morgan's due diligence review will include, but not be limited to, engineering, zoning,


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MARK A. STEFANEK
MARCH 1, 2001
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     environmental and hazardous waste reviews, and such other matters as Morgan shall deem appropriate.

9. Title to the Property in the Partnership shall be subject to Morgan's reasonable approval and shall be free and clear of financing (except the existing mortgage financing), and judgements, and Westfield will provide and ALTA Owner's Policy of Title Insurance without exceptions other than those approved in writing by Morgan (in the exercise of its reasonable discretion) prior to closing. Westfield will be responsible for any transfer taxes and any other costs customarily borne by sellers of property in the State of Maryland.

10. This letter of intent is subject to Morgan's satisfactory completion of its due diligence review, final authorization of the proposed transaction by Morgan's Real Estate Investment Committee, and any other such approvals Morgan may require. This letter of intent is also subject to the approval of Westfield's Board of Directors.

11. Upon receipt of final authorization of the proposed transaction by Morgan's Real Estate Investment Committee, Morgan will commence its due diligence review, which will be completed in no more than sixty days from commencement (anticipated completion on or before April 30, 2001), with closing to occur within 15 days thereafter.

12. Westfield and Morgan agree to keep this letter confidential and will not disclose its contents to anyone except Westfield's and Morgan's legal counsel, except to the extent disclosure is required by law, regulation or the rules of any relevant stock exchange.

13. Westfield will not enter into any material new lease agreement prior to acquisition by Morgan without the prior written consent of Morgan.

14. Westfield will cease to market the property from the date of its acceptance of this letter of intent and while Morgan is in the process of performing due diligence work and during negotiation of the all necessary documents or until such time as Westfield or Morgan terminates this letter of intent. Westfield will refrain from soliciting or accepting any offers or engaging in any discussion


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MARK A. STEFANEK
MARCH 1, 2001
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     concerning the sale, refinancing or recapitalization of the Property with any third persons until such time as either Westfield or Morgan terminates this letter of intent.

     Morgan and Westfield shall each assume the cost of its counsel and third party consultants necessary to underwrite and close this transaction. Other closing costs, except as excluded herein, will be shared 50% by Morgan and 50% by Westfield.

     Notwithstanding any other provision of this letter to the contrary, this letter is not intended to be, nor should it be construed as, a contract, an offer, or a counter-offer, or otherwise legally binding in any resect, the intention of the parties being that no contract, or other legally binding agreement shall arise unless and until such time as formal and definitive transaction documents acceptable to both parties have been completed, executed and delivered.

     This letter supersedes all previous letters, documents or verbal communications delivered as expressions of intent with respect to the Property by either party to the other. If Westfield agrees to the terms and conditions described in this letter of intent, please indicate Westfield's acceptance of same by having Westfield sign a counterpart copy provided for that purpose and returning it to the undersigned no later than March 2, 2001.



                                   Sincerely,

                                   J.P. MORGAN INVESTMENT
                                      MANAGEMENT INC.



                                   By: /s/ JUSTIN M. MURPHY
                                       --------------------------------------
                                       Justin M. Murphy
                                       Vice President

Agreed to and Accepted.


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MARK A. STEFANEK
MARCH 1, 2001
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WESTFIELD AMERICA, INC.

By: /s/ MARK A. STEFANEK
    --------------------------------------
    Mark A. Stefanek
    Chief Financial Officer & Treasurer

Date: March 1, 2001
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